UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Fourth Quarter and Full Year 2008 Earnings Release Regulated Information March 12, 2009 - 8:00 a.m. CET

DELHAIZE GROUP REPORTS OPERATING PROFIT INCREASE OF 3.4%*

AT IDENTICAL EXCHANGE RATES IN 2008

Financial Highlights 2008 (at identical exchange rates)

•	Strong revenue growth of +5.6%, or +4.1% excluding 53rd week in the U.S.

•	Comparable store sales growth of +2.5% in U.S. and +2.2% in Belgium

•	Operating margin of 4.9%* and operating profit up by 3.4%*: above guidance range of +0.0% to +3.0%

•	Net profit from continuing operations: +30.3%*

Financial Highlights Fourth Quarter 2008 (at identical exchange rates)

•	Revenue growth of +10.3%, or +4.4% excluding 53rd week in the U.S.

•	Continued solid comparable store sales growth in U.S. (+2.9%) and Belgium (+2.7%) with strong year-end sales at all companies

•	Outstanding operating margin of 5.7%* and operating profit growth of 14.9%*

•	Net profit from continuing operations: +32.8%*

Other Highlights

•	Proposal to increase net dividend by 2.8% to EUR 1.11 per share

•	2009 guidance: expected operating profit growth between 0% and 3% (including 53rd week in 2008) and growth between 3.5% and 6.5% on a comparable basis (excluding 53rd week in 2008)

•	2009 plans for cash generation through EUR 100 million costs savings and EUR 50 million working capital improvements

CEO Comments

“Delhaize Group again posted a solid performance in 2008,” said Pierre-Olivier Beckers, President and Chief Executive Officer. “Our operating companies maintained their strong revenue momentum despite the difficult economic environment. Due to many sales building measures such as the increased offering of private brand products, improved price competitiveness and store remodeling, consumers have stayed loyal to our stores. Our profit growth for 2008 ultimately exceeded our guidance range as a result of sustained gross margin supported by increased private brand sales, continued efficiencies and disciplined cost management. Our strong revenue momentum in the fourth quarter, supported by stable or increasing transaction counts, put us in position of strength as we begin 2009.”

“We are confident that in 2009 our strong store concepts, product assortments and price positioning will support our performance. This is especially important in the challenging environment of 2009. Our competitive prices and innovative solutions should allow us to remain the brands of choice for the customer in these challenging economic times. Disciplined capital expenditures, actions which will positively impact our operating cost structure by EUR 100 million and working capital improvements of EUR 50 million will enable us to continue to drive revenues, invest in prices and to protect our profitability, as shown by our 2009 guidance.”

*	Excluding 53rd week in the U.S., acquisitions, Sweetbay impairment and store closing charges in 2008.

Financial Highlights

Q4 2008 (1)					2008 (1)
Actual Results		At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results		At Actual Rates	At Identical Rates
5,417.4		+15.8%	+10.3%	Revenues	19,023.8		+0.4%	+5.6%
288.7	(2)	+18.8%	+13.9%	Operating profit	904.1	(2)	-3.5%	+2.1%
5.3%		—	—	Operating margin	4.8%		—	—
233.4		+23.3%	+18.9%	Profit before taxes and discontinued operations	702.2		+16.3%	+23.0%
163.4		+34.8%	+30.5%	Net profit from continuing operations (3)	485.4		+21.2%	+27.6%
149.0		+30.5%	+26.6%	Group share in net profit	467.1		+13.9%	+19.9%
1.50		+30.4%	+25.9%	Basic earnings per share (Group share in net profit)	4.70		+11.9%	+17.9%

(1)	The average exchange rate of the U.S. dollar against the euro strengthened by 9.9% in the fourth quarter of 2008 (1 EUR = 1.3180 USD) compared to the fourth quarter of 2007. The average exchange rate of the U.S. dollar against the euro weakened by 6.8% in 2008 (1 EUR = 1.4708 USD) compared to 2007.
(2)	Includes a USD 23.8 million charge related to the closing of 7 Sweetbay stores (among which USD 7.4 million impairment charge) and a USD 21.4 million impairment charge related to 19 Sweetbay stores. Excluding these charges, operating profit would have increased by +27.4% in Q4 2008 and increased by 5.7% for 2008 at identical exchange rates.
(3)	Results from the German operations are included in discontinued operations in 2008 and 2007.

FULL YEAR 2008 INCOME STATEMENT

In 2008, revenues of Delhaize Group amounted to EUR 19.0 billion, an increase of 0.4% at actual exchange rates due to the weakening of the U.S. dollar by 6.8% against the euro compared to 2007 (or 5.6% at identical exchange rates). Organic revenue growth continued to be strong and amounted to 4.2%. Excluding the 53rd week in the U.S., revenues decreased by 0.9% at actual exchange rates and grew by 4.1% at identical exchange rates due to:

•	Repeated strong revenue momentum in all of our U.S. operating companies, leading to a comparable store sales growth of 2.5% for our U.S. operations;

•	Revenue growth of 1.4% at Delhaize Belgium in 2008, negatively impacted by the divestiture of Di but supported by a 2.2% comparable store sales growth;

•	Continued strong performance of Alfa-Beta in Greece with revenue growth of 13.8% in 2008 (10.7% excluding the Plus Hellas acquisition); and

•	Strong growth in the Rest of the World segment by 35.8% at identical exchange rates.

The 53rd sales week in the U.S. in 2008 resulted in an additional revenue contribution of EUR 257.9 million (USD 379.3 million).

Delhaize Group ended 2008 with a sales network of 2,673 stores, an increase of 128 stores compared to 2007, including 29 acquired Plus Hellas stores in Greece and 14 La Fourmi stores in Romania.

Gross margin increased by 6 basis points to 25.3% of revenues as a result of favorable sales mix changes at Food Lion and Hannaford (both mainly due to more private brand sales), offset by price investments at Sweetbay and Alfa-Beta, the sale of Di and the Cash Fresh conversions to affiliate stores in Belgium.

Other operating income decreased by 11.4% to EUR 95.6 million due to lower gains from the sale of Cash Fresh stores to independents (EUR 3.6 million included in 2008 compared to EUR 8.0 million in 2007) as more stores were sold in 2007, and EUR 3.0 million gains related to the sale of Di in 2007. In 2007, other operating income also included a USD 11.3 million (EUR 8.2 million) gain on the disposal of idle property by Hannaford, while Alfa-Beta realized in 2008 a EUR 6.2 million gain on the sale of fixed assets.

Selling, general and administrative expenses increased by only 11 basis points to 20.8% of revenues thanks to the realization of EUR 60 million in cost savings that partly offset higher energy costs at most operating companies, higher staff costs at Food Lion, Hannaford and Alfa-Beta and higher advertising costs at Food Lion.

Other operating expenses amounted to EUR 49.9 million in 2008, compared to EUR 36.5 million in 2007. The 2008 amount mainly included the previously announced USD 21.4 million (EUR 14.5 million) impairment charge recorded with regard to 19 Sweetbay stores, and the USD 23.8 million (EUR 16.2 million)

store closing charge on seven Sweetbay stores. In 2007, other operating expenses included primarily an impairment charge of USD 18.6 million (EUR 13.6 million) at Sweetbay, and a charge of EUR 5.6 million related to the conversion of Cash Fresh stores.

Operating profit decreased by 3.5% at actual exchange rates to EUR 904.1 million (increased by 2.1% at identical exchange rates). Excluding the impact of the 53rd week in the U.S., acquisitions, and the 2008 impairment and store closing charges at Sweetbay, Delhaize Group’s operating profit would have grown by 3.4% at identical exchange rates, above our guidance range of 0% to 3% growth. This increase is the result of a continued strong gross margin and successful cost savings initiatives despite underlying cost pressure experienced in staff costs and utilities throughout the Group. In 2008 and as planned, Delhaize Group realized more than EUR 60 million cost savings, a large part of which was realized in the fourth quarter of the year. Delhaize Group was again able to maintain its industry-leading operating margin at 4.8% of revenues.

The 53rd sales week in the U.S. in 2008 resulted in a positive operating profit contribution of EUR 30.2 million (USD 44.4 million).

Net financial expenses amounted to EUR 201.9 million compared to EUR 333.2 million in 2007. At identical exchange rates, net financial expenses decreased by 35.6% as a result of lower interest expenses following the debt refinancing performed in the second quarter of 2007, and because prior year included a EUR 100.6 million charge related to that debt refinancing.

The effective tax rate at actual exchange rates decreased to 30.9% (33.7% in 2007) primarily as a result of the positive resolution of federal tax matters in the U.S. in 2008 and the absence of an intercompany dividend in 2008. The underlying effective tax rate excluding these positive one-offs amounts to 35%.

Net profit from continuing operations increased by 21.2% at actual exchange rates (+27.6% at identical exchange rates) to EUR 485.4 million, or EUR 4.76 basic per share (EUR 3.95 in 2007). Excluding the impact of the 53rd week in the U.S., acquisitions, and the 2008 impairment and store closing charges at Sweetbay, net profit from continuing operations increased by 30.3% at identical exchange rates, above our 15% to 20% guidance range as a result of higher operating profit and a lower tax rate. The additional net profit from continuing operations as a result of the 53rd sales week in the U.S. amounts to EUR 18.4 million (USD 27.1 million).

In 2008, results from discontinued operations, net of tax, amounted to EUR -6.1 million compared to EUR 24.0 million in 2007. The 2007 result included a positive accumulated foreign currency translation adjustment recorded as part of the closing of the sale of Delvita. Results from the German operations are included in discontinued operations both for 2008 and for 2007, after the decision to start the process to divest this business, and include a EUR 7.5 million impairment charge in 2008.

Group share in net profit amounted to EUR 467.1 million, an increase of 13.9% at actual exchange rates (19.9% at identical exchange rates) compared to 2007. Per share, basic net profit increased by 11.9% to EUR 4.70 (EUR 4.20 in 2007) and diluted net profit was EUR 4.59 (EUR 4.04 in 2007).

The Board of Directors of Delhaize Group will propose to the Ordinary General Meeting of May 28, 2009, the payment of a gross dividend of EUR 1.48 per share. This is an increase of 2.8% versus prior year. After deduction of 25% Belgian withholding tax, the proposed net dividend is EUR 1.11. The net dividend of EUR 1.11 per share will be payable to owners of ordinary shares against coupon no. 47. The Delhaize Group shares will start trading ex-coupon on June 1, 2009 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is June 3, 2009 (closing of the market) and the payment date is June 4, 2009.

FOURTH QUARTER 2008 INCOME STATEMENT

In the fourth quarter of 2008, revenues of Delhaize Group including the 53rd week in the U.S. amounted to EUR 5.4 billion, an increase of 15.8% compared to 2007 at actual exchange rates (or 10.3% at identical exchange rates). Compared to the euro, the U.S. dollar strengthened 9.9% during the fourth quarter of 2008. Excluding the 53rd week in the U.S., revenues grew by 10.3% at actual exchange rates (or 4.4% at identical exchange rates). The 14th sales week in the U.S. in 2008 resulted in an additional revenue contribution of EUR 257.9 million (USD 379.3 million).

Organic revenue growth amounted to 3.9%, supported by solid comparable store sales growth of 2.9% in the U.S. and 2.7% in Belgium. Greece’s revenue growth was again very strong with a 12.7% increase in the fourth quarter, while the Rest of the World segment recorded its best quarterly revenue growth ever of 37.9% at identical exchange rates supported by the acquisition of La Fourmi in Romania.

Gross margin increased to a strong 25.9% compared to 25.2% in 2007 as a result of an increase in private brand sales at Food Lion and Hannaford, better inventory results across our operating companies and the positive impact of more targeted price investments at Sweetbay.

Other operating income decreased by 20.8% to EUR 28.2 million mainly because last year included a gain of USD 11.3 million (EUR 8.1 million) on the disposal of idle property at Hannaford.

Selling, general and administrative expenses increased by 15 basis points to 20.4% of revenues. At identical exchange rates, selling, general and administrative expenses remained stable mainly as a result of the favorable impact of the 14th week and lower advertising expenses at Hannaford and Alfa-Beta, offset by higher staff costs at most operating companies and the integration of Plus Hellas.

Other operating expenses amounted to EUR 39.1 million, an increase of EUR 14.8 million compared to last year mainly as a result of the USD 21.4 million (EUR 14.5 million) impairment charge related to 19 Sweetbay stores and the USD 23.8 million (EUR 16.2 million) store closing charge for seven Sweetbay stores. Prior year included a USD 18.6 million (EUR 13.6 million) impairment charge related to Sweetbay.

Operating margin remained strong at 5.3% in the fourth quarter of 2008 as compared to 5.2% in 2007.

Operating profit amounted to EUR 288.7 million, an increase of 18.8% at actual exchange rates and of 13.9% at identical exchange rates.

The additional operating profit resulting from the 14th sales week in the U.S. amounted to EUR 30.2 million (USD 44.4 million). Excluding the 14th week in the U.S., acquisitions and the 2008 impairment and the closing charges at Sweetbay, operating margin was 5.7% which would have resulted in an operating profit increase of 14.9% at identical exchange rates. This is mainly due to a higher gross margin and lower other operating expenses, partially offset by lower other operating income and higher selling, general and administrative expenses as a percentage of revenues.

Net financial expenses increased slightly from EUR 53.6 million to EUR 55.3 million at actual exchange rates, and decreased by 3.9% at identical exchange rates due to lower interest rate on USD-denominated debt with variable rates. The effective tax rate decreased from 36.0% to 30.0% in the fourth quarter of 2008 primarily as the result of the absence of intercompany dividend in 2008, the positive effect on deferred taxes of statutory rate changes in Greece and Luxembourg, and revaluations in Greece and Romania.

Net profit from continuing operations increased by 34.8% to EUR 163.4 million, or EUR 1.59 basic per share (EUR 1.17 in 2007). At identical exchange rates, net profit from continuing operations would have increased by 30.5%. The additional net profit from continuing operations as a result of the 14th sales week in the U.S. amounts to USD 27.1 million (EUR 18.4 million). Excluding the 14th week in the U.S., acquisitions, and Sweetbay impairment and store closing charges in 2008, net profit from continuing operations increased by 32.8% at identical exchange rates.

In the fourth quarter of 2008, result from discontinued operations, net of tax, amounted to EUR -8.7 million (EUR -1.4 million in 2007) as a result of the planned divestiture of the four German stores which are now included in discontinued operations. These include the results from operations of the German stores as well as a EUR 7.5 million (EUR 7.5 million after tax) impairment charge related to the divestiture decision.

Group share in net profit amounted to EUR 149.0 million, an increase of 30.5% compared to EUR 114.1 million in the fourth quarter of 2007. At identical exchange rates, net profit would have increased by 26.6%. Net profit per basic share was EUR 1.50 (EUR 1.15 in the fourth quarter of 2007) and net profit per diluted share was EUR 1.46 (EUR 1.12 in the fourth quarter of 2007).

FULL YEAR 2008 CASH FLOW STATEMENT AND BALANCE SHEET

In 2008, net cash provided by operating activities amounted to EUR 927.1 million (EUR 932.3 million in 2007), an increase of 4.7% at identical exchange rates, due to higher profit and lower tax and interest payments mostly offset by more cash used in operating assets and liabilities. More cash was used in working capital mainly as a result of in the timing of the year-end invoice payments in the U.S. (as a result of the 53rd sales week) and higher payments for accounts payable in Greece.

Capital expenditures decreased by 2.1% at actual exchange rates to EUR 714.0 million (EUR 751.3 million at identical exchange rates), and represented 3.8% of revenues, the same level as in 2007. At identical exchange rates, capital expenditures increased by 3.0% mainly due to higher spending at Alfa-Beta (as a result of Plus Hellas store remodelings, more store openings and the construction of a distribution center) and at Mega Image (as a result of La Fourmi store remodelings and the acquisition of land for the construction of a distribution center), partially offset by lower spending at Sweetbay as a result of the completion of the conversion process in the summer of 2007.

Delhaize Group generated free cash flow of EUR 150.0 million, below the EUR 326.7 million in 2007 as a result of more cash used in investing activities due to the acquisitions of Plus Hellas and La Fourmi and EUR 118.8 million proceeds received in 2007 for the divestiture of Delvita and Di. At the end of 2008, Delhaize Group held EUR 320.9 million cash and cash equivalents.

The net debt to equity ratio continued to decrease and was 57.3% at the end of 2008 compared to 61.0% at the end of 2007. Delhaize Group’s net debt amounted to EUR 2.4 billion at the end of 2008, an increase of EUR 158.9 million compared to EUR 2.2 billion at the end of 2007, mainly as a result of the strengthening of the U.S. dollar by 5.8% between the two balance sheet dates, partly offset by free cash flow generation. In January 2009, Delhaize Group successfully raised USD 300 million in debt at attractive conditions which demonstrates the financial market’s confidence in our Company. This successful issuance further strengthens our balance sheet.

SEGMENT REPORTING

2008		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		2008	2007	2008 /2007	2008	2007	2008	2007	2008 /2007
United States	USD	19,238.9	18,171.8	+5.9%	5.5%	5.6%	1,059.8	1,022.6	+3.6%
United States	EUR	13,080.6	13,259.2	-1.3%	5.5%	5.6%	720.6	746.1	-3.4%
Belgium(1) (2)	EUR	4,407.0	4,345.6	+1.4%	3.8%	3.9%	165.7	167.7	-1.1%
Greece(3)	EUR	1,334.6	1,173.1	+13.8%	3.4%	4.4%	46.1	51.5	-10.6%
Rest of the World(4) (5)	EUR	201.6	165.5	+21.8%	1.5%	2.3%	2.9	3.8	-22.1%
Corporate(1)	EUR	—	—	—	N/A	N/A	(31.2)	(31.9)	+2.2%

TOTAL	EUR	19,023.8	18,943.4	+0.4%	4.8%	4.9%	904.1	937.2	-3.5%

(1)	Excluding Di from 2007 results, revenues would have increased by 2.5% and operating profit would have increased by 0.6%. 2007 has been restated as a result of the German operations being now included in discontinued operations.
(2)	Operating margin and operating profit for “Belgium” and “Corporate” for 2007 have been adjusted based on a new cost allocation policy implemented in 2008.
(3)	Excluding Plus Hellas from 2008 results, revenues would have increased by 10.7%, operating profit would have increased by 11.7%., and operating margin would have been 4.4%.
(4)	Excluding La Fourmi from 2008 results, revenues would have increased by 17.9%, operating profit would have decreased by 17.7%, and operating margin would have been 1.6%.
(5)	The segment which was previously called “Emerging Markets” has been renamed “Rest of the World” and includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). It excludes Delvita reclassified to results from discontinued operations until its sale on May 31, 2007.

Fourth Quarter 2008		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		4th Q 2008	4th Q 2007	2008 /2007	4th Q 2008	4th Q 2007	4th Q 2008	4th Q 2007	2008 /2007
United States	USD	5,152.0	4,591.8	+12.2%	6.0%	5.8%	311.6	268.1	+16.2%
United States	EUR	3,823.3	3,157.3	+21.1%	6.0%	5.8%	228.9	184.8	+23.8%
Belgium(1) (2)	EUR	1,158.9	1,139.2	+1.7%	3.9%	3.8%	45.6	43.6	+4.8%
Greece(3)	EUR	378.4	335.7	+12.7%	4.9%	5.9%	18.6	19.9	-7.0%
Rest of the World(4) (5)	EUR	56.8	45.2	+25.4%	2.2%	4.6%	1.1	2.0	-40.8%
Corporate(2)	EUR	—	—	—	N/A	N/A	(5.5)	(7.3)	+24.4%

TOTAL	EUR	5,417.4	4,677.4	+15.8%	5.3%	5.2%	288.7	243.0	+18.8%

(1)	2007 has been restated as a result of the German operations being now included in discontinued operations.
(2)	Operating margin and operating profit for “Belgium” and “Corporate” for 2007 have been adjusted based on a new cost allocation policy implemented in 2008.
(3)	Excluding Plus Hellas from 2008 results, revenues would have increased by 7.6%, operating profit would have increased by 4.0%., and operating margin would have been 5.7%.
(4)	Excluding La Fourmi from 2008 results, revenues would have increased by 14.1%, operating profit would have decreased by 49.1%, and operating margin would have been 2.0%.
(5)	The segment which was previously called “Emerging Markets” has been renamed “Rest of the World” and includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia).

•

In 2008, the revenues of our operations in the United States grew by 5.9% to USD 19.2 billion (EUR 13.1 billion). Excluding the 53rd week, revenues amounted to USD 18.9 billion (EUR 12.8 billion), 3.8% above 2007. Comparable store sales growth was 2.5% in 2008 supported by solid growth in all three U.S. operating companies, particularly at Sweetbay, which posted the highest comparable store sales growth in the U.S. during the year. The 53rd sales week resulted in USD 379.3 million (EUR 257.9 million) additional revenues.

Delhaize Group finished the year 2008 with 1,594 supermarkets in the U.S. In 2008, Delhaize Group opened 37 new stores in the U.S. The Company closed six stores that were relocated and seven other stores. This resulted in a net increase of 24 stores, 3 more net openings than in 2007.

In 2008, Delhaize Group remodeled or expanded 161 supermarkets in the U.S. This included 101 Food Lion renewals in the following markets: Wilmington, North Carolina; Richmond, Virginia; Charlottesville, Virginia; and Savannah, Georgia. We had an additional 50 store renewals at Food Lion, 8 at Hannaford and 2 at Sweetbay.

In 2008, key sales initiatives undertaken at our U.S. operating companies included:

–	across our three U.S. operating companies, the development of our three-tier private brand program which delivered strong results in 2008.

–	at Food Lion, increased promotional and pricing initiatives, expanded customer segmentation work and four market renewals;

–	at Hannaford, the continued success of our nutritional information system Guiding Stars;

–	at Sweetbay, continued price investments that led to an improved price reality aimed at improving customer perception.

In 2008, our U.S. gross margin increased by 31 basis points to 27.7% due to an improvement in the sales mix at Food Lion and Hannaford, primarily through higher private brand sales, and to improved inventory results at Sweetbay, partially offset by price investments at Food Lion and Sweetbay and higher fuel costs across the three operating companies.

Selling, general and administrative expenses as a percentage of revenues increased by 18 basis points to 22.2% mainly as a result of higher energy costs, increased staff costs at Food Lion and Hannaford and higher advertising costs at Food Lion, partly offset by the positive effect of revenue increases and efficiency initiatives at Sweetbay.

In 2008, the operating margin of our U.S. business decreased by 12 basis points to 5.5% of revenues. The operating profit of the U.S. operations of Delhaize Group grew by 3.6% to USD 1.1 billion (USD 1.0 billion in 2007). The 53rd sales week contributed an additional USD 44.4 million (EUR 30.2 million) in operating profit.

***

In the fourth quarter of 2008, the revenue contribution of Delhaize U.S. was USD 5.2 billion (EUR 3.8 billion), an increase of 12.2% compared to 2007. Excluding the 53rd week, revenues amounted to USD 4.8 billion (EUR 3.6 billion), an increase of 3.9%. Comparable store sales were again strong and grew by 2.9% despite comparing with a high 3.8% growth last year, with the best sales growth in the fourth quarter realized at Food Lion.

Holiday sales in the U.S. were very strong and the number of transactions increased in the fourth quarter of 2008, a clear change in trend compared to the two previous quarters and this against a continuing weakening of the economy. Competition remained aggressive but our U.S. operations were able to drive revenues as a result of the right assortment choices and competitive prices. Consumers continued to switch to our private brand ranges which clearly supported our gross profit.

In the fourth quarter of 2008, an impairment charge of USD 21.4 million before tax (EUR 14.5 million) was recorded with regard to 19 Sweetbay stores, and a store closing charge of USD 23.8 million before tax (EUR 16.2 million) was recorded on seven Sweetbay stores. In 2007, the fourth quarter was impacted by an impairment charge of USD 18.6 million (EUR 13.6 million) at Sweetbay and a USD 11.3 million (EUR 8.2 million) gain on the disposal of idle property by Hannaford.

In the fourth quarter of 2008, Delhaize U.S. realized an operating profit of USD 311.6 million and the operating margin was 6.0% (5.8% in 2007). Excluding the 2008 Sweetbay impairment and store closing charges, the operating margin of the U.S. operations would have been 6.8% in 2008. The operating margin was supported by higher gross margin mainly as a result of higher private brand sales, lower selling, general and administrative expenses (as a result of the favorable impact of the 14th week) partly offset by lower other operating income.

***

In 2009, Delhaize Group plans to open between 38 and 43 new supermarkets in the U.S., including 30 to 35 Food Lion stores under the banners Food Lion, Bottom Dollar, Bloom and Harveys (compared to 30 in 2008), five Hannaford stores (compared to three in 2008) and three Sweetbay stores (four in 2008). In addition, the Group plans to close approximately 27 stores. This includes the seven underperforming Sweetbay stores mentioned above, seven stores that will be relocated (six Food Lion stores and one Hannaford store) and 13 other stores. This will result in a net increase of between 11 to 16 stores to a total number of between 1,605 and 1,610 stores at the end of 2009.

In 2009, 52 U.S. stores will be remodeled, including 43 stores as part of Food Lion’s market and store renewal programs. Two market renewals are planned by Food Lion for the year 2009: Daytona, Florida and Columbia, South Carolina.

•

In 2008, revenues of Delhaize Belgium increased by 1.4% to EUR 4.4 billion, supported by comparable store sales growth of 2.2% (1.6% in 2007). Total revenue growth was negatively impacted by the divestiture of Di at the end of the second quarter of 2007 and the conversion of Cash Fresh stores into affiliate stores. Excluding both elements, revenues of Delhaize Belgium grew by 2.9% in 2008, particularly as a result of more customer transactions. Market share declined by 54 basis points to 25.1% but the trend improved consistently through the second half of the year resulting in a stable share in the fourth quarter (source: AC Nielsen) compared to the same period of 2007.

The sales network of Delhaize Belgium was extended by 37 stores (compared to 27 in 2007) to 775 at the end of 2008, including 141 company-operated supermarkets in Belgium, 40 stores in the Grand Duchy of Luxembourg and four stores in Germany. In addition, 15 supermarkets were remodeled in Belgium in 2008.

In 2008, gross margin of Delhaize Belgium declined by 37 basis points to 19.3% of revenues due to the negative impact of the conversion of company-operated Cash Fresh stores to affiliated stores and the sale of Di. Selling, general and administrative expenses decreased by 29 basis points to 16.4% of revenues mainly due to the sale of Di, the Cash Fresh conversions and the successful implementation of cost saving initiatives included in the “Excel 2008-2010” plan. As a result, the operating margin of Delhaize Belgium remained almost stable at 3.8% of revenues (-10 basis points) and operating profit stayed stable at EUR 165.7 million (EUR 167.7 million in 2007).

***

During the fourth quarter of 2008, revenues of Delhaize Belgium increased by 1.7% to EUR 1.2 billion. Comparable store sales grew 2.7%. Holiday sales were very strong. The number of transactions continued to grow, supported by price investments and communication initiatives since the start of 2008 and improved price perception.

In the fourth quarter, the operating margin of Delhaize Belgium was strong and amounted to 3.9% mainly as a result of higher gross margin (better supermarket inventory management, partly offset by the negative impact of the conversion of company-operated Cash Fresh stores to affiliated stores). This was partly offset by higher selling, general and administrative expenses (mainly due to higher staff costs). Operating profit increased by 4.8% to EUR 45.6 million.

***

Delhaize Belgium expects to end 2009 with a store network of between 800 and 805 stores, as a result of the addition of 25 to 30 net stores (including the divestiture of the four German stores), including one company-operated supermarket. Delhaize Belgium plans to remodel 17 stores in 2009.

In January 2009, Delhaize Group opened a new concept store in Belgium called Red Market. The store features a limited assortment and new technologies, focuses on convenience and ease of shopping at very low prices. The store will act as a laboratory for new ideas that, if successful, may be introduced in other stores within the Group.

•

In 2008, revenues in Greece grew by 13.8% to EUR 1.3 billion, a very strong performance due to high comparable store sales growth and the acquisition of Plus Hellas. Alfa-Beta added 42 stores (including 29 acquired Plus Hellas stores), bringing its store network to 201 at year-end. Alfa-Beta launched a new store concept called Lion Food Stores, a low priced neighborhood supermarket format, and opened two of these in the second half of 2008.

In 2008, gross margin decreased by 24 basis points to 22.7% mainly due to higher warehouse expenses (mainly staff costs), the effect of price investments made in the summer and inventory write-offs related to the integration of Plus Hellas. Selling, general and administrative expenses, as a percentage of revenues, increased by 118 basis points to 20.0% as a result of the unfavorable impact of Plus Hellas reduced sales during the store conversions and remodeling expenses The negative impact of Plus Hellas on the full year operating profit of Alfa-Beta was EUR 11.5 million. As a result, the operating margin of Alfa-Beta decreased from 4.4% in 2007 to 3.4% in 2008. Operating profit decreased by 10.6% to EUR 46.1 million.

In the fourth quarter of 2008, revenues in Greece grew by 12.7% and the operating margin was 4.9% (5.9% in 2007), resulting in an operating profit decrease of 7.0% to EUR 18.6 million (EUR 19.9 million in 2007). Market share increased in 2008 by 60 basis points to 14.5% (source: AC Nielsen).

In 2009, the sales network of Alfa-Beta is expected to be extended by 16 new stores, excluding acquisitions.

•

Revenues of the Rest of the World segment (Romania and Indonesia) of Delhaize Group amounted to EUR 201.6 million, showing a strong increase of 35.8% versus the prior year at identical exchange rates due to the continued good revenue performance in both countries. Operating profit amounted to EUR 2.9 million, a decrease of 22.1% compared to 2007 due to operational foreign exchange losses incurred in Romania as a result of the weakening of the local currency against the euro.

During the fourth quarter, revenues increased by 37.9% at identical exchange rates supported by strong comparable store sales growth, new store openings and the acquisition of La Fourmi, acquired on September 1, 2008. Operating profit amounted to EUR 1.1 million (-40.8% at actual exchange rates) and was negatively impacted by operational foreign exchange losses incurred in Romania as a result of the weakening of the local currency against the euro.

The Rest of the World sales network of Delhaize Group included 103 supermarkets at the end of 2008 (40 stores in Romania and 63 in Indonesia), 25 more than in 2007 due to the 14 La Fourmi stores acquired in Romania and the rapid organic growth in both countries. In 2009, Delhaize Group expects to increase its sales network by 19 stores in its Rest of the World segment to a total of 122 stores.

2009 FINANCIAL OUTLOOK

In 2009:

•

Delhaize Group plans a series of actions which will positively impact its cost structure by EUR 100 million and EUR 50 million working capital improvements to support its growth, profitability and cash flows.

•	Delhaize Group plans to end the year with a store network of between 2,744 and 2,754 stores, as a result of the addition of 71 to 81 stores.

•

Delhaize Group expects capital expenditures (excluding leases) of approximately EUR 600 to 620 million at identical exchange rates, including approximately USD 580 to 600 million for the U.S. operations of the Group.

Despite the lack of visibility due to economic uncertainty, Delhaize Group has decided to continue giving guidance on operating profit growth for 2009 without specific revenue guidance to maintain maximum operational flexibility. Delhaize Group expects to see operating profit growth between 0% and 3% at identical exchange rates in 2009 (including the 53rd week in 2008). The 2009 revenue and profit growth will be negatively impacted by the 53rd revenue week in the U.S. in 2008. Excluding the 53rd week in 2008 results, the expectation is that operating profit will grow by 3.5% to 6.5% at identical exchange rates in 2009.

CONFERENCE CALL AND WEBCAST

Delhaize Group’s management will comment on the fourth quarter and full year 2008 results during a conference call starting March 12, 2009 at 03.00 pm CET / 10:00 am EDT. The conference call can be attended by calling +44 20 7162 0077 (U.K.), + 32 2 290 14 07 (Belgium) or +1 334 323 6201 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2008, Delhaize Group’s sales network consisted of 2,673 stores. In 2008, Delhaize Group posted EUR 19.0 billion (USD 28.0 billion) in revenues and EUR 467.1 million (USD 687.0 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

FINANCIAL CALENDAR

• Press release – 2009 first quarter results	May 6, 2009
• Press release – 2009 second quarter results	August 6, 2009
• Press release – 2009 third quarter results	November 5, 2009

CONTACTS

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements

4th Q 2008	4th Q 2007 (*)	(in millions of EUR)	YTD 2008	YTD 2007 (*)
5,417.4	4,677.4	Revenues	19,023.8	18,943.4
(4,015.0)	(3,500.8)	Cost of sales	(14,204.1)	(14,154.6)

1,402.4	1,176.6	Gross profit	4,819.7	4,788.8
25.9%	25.2%	Gross margin	25.3%	25.3%
28.2	35.6	Other operating income	95.6	107.8
(1,102.8)	(944.9)	Selling, general and administrative expenses	(3,961.3)	(3,922.9)
(39.1)	(24.3)	Other operating expenses	(49.9)	(36.5)

288.7	243.0	Operating profit	904.1	937.2
5.3%	5.2%	Operating margin	4.8%	4.9%
(58.0)	(57.1)	Finance costs	(213.0)	(347.6)
2.7	3.5	Income from investments	11.1	14.4

233.4	189.4	Profit before taxes and discontinued operations	702.2	604.0
(70.0)	(68.2)	Income tax expense	(216.8)	(203.5)

163.4	121.2	Net profit from continuing operations	485.4	400.5

(8.7)	(1.4)	Result from discontinued operations, net of tax	(6.1)	24.0
154.7	119.8	Net profit (before minority interests)	479.3	424.5

5.7	5.7	Net profit attributable to minority interests	12.2	14.4
		Net profit attributable to equity holders of the Group
149.0	114.1	(Group share in net profit)	467.1	410.1

		(in EUR, except number of shares)
		Net profit from continuing operations:
1.59	1.17	Basic earnings per share	4.76	3.95
1.55	1.13	Diluted earnings per share	4.65	3.80

		Group share in net profit:
1.50	1.15	Basic earnings per share	4.70	4.20
1.46	1.12	Diluted earnings per share	4.59	4.04

		Weighted average number of shares outstanding:
99,394,272	99,178,010	Basic	99,385,055	97,666,467
102,830,400	103,635,453	Diluted	103,131,170	103,448,498

100,583,284	100,280,507	Shares issued at the end of the 4th quarter	100,583,284	100,280,507

99,668,568	99,341,558	Shares outstanding at the end of the 4th quarter	99,668,568	99,341,558

1.3180	1.4486	Average USD per EUR exchange rate	1.4708	1.3705

(*)	Adjusted for reclassification of German operations to discontinued operations.

Condensed Consolidated Balance Sheets

(in millions of EUR)	December 31, 2008	December 31, 2007
Assets
Non-current assets	7,296.5	6,624.9
Goodwill	2,607.0	2,445.7
Intangible assets	597.4	552.1
Property, plant and equipment	3,831.2	3,383.1
Investment property	38.6	40.0
Financial assets	203.5	194.0
Other non-current assets	18.8	10.0
Current assets	2,403.0	2,197.0
Inventories	1,338.4	1,262.0
Receivables and other assets	707.1	643.1
Financial assets	35.2	43.0
Cash and cash equivalents	320.1	248.9
Assets classified as held for sale	2.2	—

Total assets	9,699.5	8,821.9

Liabilities
Total equity	4,195.1	3,676.0
Shareholders’ equity	4,143.5	3,627.3
Minority interests	51.6	48.7
Non-current liabilities	2,918.3	2,925.2
Long-term debt	1,765.5	1,911.7
Obligations under finance lease	643.4	595.9
Deferred tax liabilities	215.0	171.5
Provisions	226.4	207.2
Other non-current liabilities	68.0	38.9
Current liabilities	2,586.1	2,220.7
Short-term borrowings	152.2	41.5
Long-term debt - current portion	326.0	108.9
Obligations under finance lease	44.3	39.0
Derivative instruments	—	1.1
Accounts payable	1,382.4	1,435.8
Other current liabilities	678.3	594.4
Liabilities associates with assets held for sale	2.9	—

Total liabilities and equity	9,699.5	8,821.9

USD per EUR exchange rate	1.3917	1.4721

Condensed Consolidated Statements of Cash Flows

4th Q 2008	4th Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
		Operating activities
154.7	119.8	Net profit (before minority interests)	479.3	424.5
		Adjustments for:
117.1	103.2	Depreciation - continuing operations	421.8	423.2
14.4	12.5	Amortization - continuing operations	52.1	51.4
0.5	0.4	Depreciation and amortization - discontinued operations	1.8	1.3
20.9	13.4	Impairment - continuing operations	20.4	15.1
7.5	—	Impairment - discontinued operations	7.5	(1.4)
126.7	123.1	Income taxes, finance costs and income from investments	417.1	515.5
10.6	2.0	Other non-cash items	30.4	26.9
(64.5)	(4.6)	Changes in operating assets and liabilities	(187.6)	(62.7)
(73.8)	(75.8)	Interest paid	(198.0)	(254.0)
3.4	1.7	Interest received	12.7	15.5
(86.8)	(80.7)	Income taxes paid	(130.4)	(223.0)
230.7	215.0	Net cash provided by operating activities	927.1	932.3

		Investing activities
(12.1)	(0.2)	Business acquisitions and disposals	(99.8)	118.8
(229.6)	(253.5)	Purchase of tangible and intangible assets (capital expenditures)	(714.0)	(729.3)
13.3	15.9	Sale of tangible and intangible assets	29.8	24.4
5.9	(10.4)	Net in investment in debt securities	6.9	(24.2)
0.6	6.5	Other investing activities	6.9	(19.5)
(221.9)	(241.7)	Net cash used in investing activities	(770.2)	(629.8)

8.8	(26.7)	Cash flow before financing activities	156.9	302.5

		Financing activities
9.3	8.7	Exercise of share warrants and stock options	7.2	65.2
(1.0)	0.2	Treasury shares purchased	(5.6)	(35.6)
(0.5)	(0.6)	Dividends paid (including dividends paid by subsidiaries to minority interests)	(147.5)	(133.1)
0.5	0.2	Escrow maturities	9.2	10.4
(16.2)	(34.1)	Borrowings under (repayments of) long-term loans, net (net of direct financing costs)	(69.4)	(181.5)
(10.5)	19.4	Borrowings under (repayments of) short-term loans, net	109.4	(52.3)
0.2	(1.1)	Settlement of derivative instruments	4.3	(6.8)

(18.2)	(7.3)	Net cash provided by (used in) financing activities	(92.4)	(333.7)

(4.1)	(22.2)	Effect of foreign currency exchange translation differences	7.5	(34.2)

(13.5)	(56.2)	Net increase (decrease) in cash and cash equivalents	72.0	(65.4)
334.4	305.1	Cash and cash equivalents at beginning of period	248.9	314.3
320.9	248.9	Cash and cash equivalents at end of period (1)	320.9	248.9

(1)	Including cash and cash equivalents of Delhaize Deutschland (Germany) reclassified as assets held for sale: EUR 0.8 million as of December 31, 2008.

Condensed Consolidated Statements of Recognized Income and Expense

4th Q 2008	4th Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
0.2	—	Amortization of deferred gain (loss) on hedges, net of tax	0.5	11.0
8.1	1.2	Unrealized gain (loss) on securities held for sale, net of tax	6.4	1.3
(18.6)	6.8	Actuarial gain (loss) on defined benefit plans	(18.6)	6.8
87.2	(120.9)	Gain (loss) on foreign currency translation	184.5	(387.5)

76.9	(112.9)	Net expense recognized directly in equity	172.8	(368.4)
154.7	119.8	Net profit	479.3	424.5

231.6	6.9	Total recognized income and expense	652.1	56.1
6.0	6.2	Amount attributable to minority interest	12.5	14.9
225.6	0.7	Amount attributable to equity holders of the Group	639.6	41.2

Selected Explanatory Notes (Unaudited)

General Information

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The full year 2008 and 2007 information in the condensed consolidated financial statements on pages 10-19 of this summary financial report (“report”) is based on Delhaize Group’s 2008 annual financial statements, which have not yet been published.

The condensed consolidated financial statements of the Group for the fiscal year ended December 31, 2008 were authorized for issue by the Board of Directors on March 11, 2009.

This report should be read in conjunction with the 2008 consolidated financial statements, from which these condensed financial statements have been derived and which are planned to be published on April 3, 2009 on the Delhaize Group website.

The Group’s statutory auditor confirmed that the audit opinion on the 2008 consolidated financial statements will be unqualified.

Basis of Presentation and Accounting Policies

This report presents condensed consolidated financial statements and has been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting.” The accounting policies applied in this report are consistent with those applied in the Group’s 2008 and 2007 financial statements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued as of the date of the authorization of these condensed consolidated financial statements, but not yet effective as of the balance sheet date. We will report on the expected impact of new pronouncements in our 2008 annual financial statements.

Business Combinations

Acquisition of P.L.L.C.

On February 14, 2008, Delhaize Group acquired 100% of the shares and voting rights of P.L.Logistics Center – Dianomes – Apothikefsis - Logistics (P.L.L.C.) for an amount of EUR 12.2 million. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution center of fresh products is currently under construction. The fair value of the acquired land amounts to EUR 8.5 million and goodwill of EUR 4.6 million has been recognized. P.L.L.C. has been included in the consolidated financial statements since February 14, 2008.

Acquisition of Plus Hellas

On April 1, 2008, Delhaize Group acquired, through its subsidiary Alfa-Beta, 100% of the shares and voting rights of the Greek retailer Plus Hellas, a fully-owned subsidiary of the Tengelmann Group. The initial acquisition price of EUR 69.5 million was subsequently adjusted to EUR 65.0 million based on the terms of the agreement between the two parties. The Plus Hellas network consisted of 34 stores (11 of which are owned) and an owned distribution center. Since the acquisition, five Plus Hellas stores have been closed and the remaining 29 have been converted to Alfa-Beta banners. The fair values of the identifiable assets and liabilities of Plus Hellas as of the date of acquisition (April 1, 2008) were:

(in EUR millions)	Fair values recognized on acquisition
Intangible assets	2.5
Property, plant and equipment	67.2
Other non-current assets	2.6
Inventories	7.9
Receivables and other assets	2.0
Cash and cash equivalents	1.2

83.4

Non-current liabilities	(10.4)
Accounts payable	(17.6)
Other current liabilities	(4.0)

Net assets	51.4
Goodwill arising on acquisition	14.1

Total acquisition cost	65.5

The total acquisition costs of EUR 65.5 million are comprised of a cash payment of EUR 65.0 million and transaction costs of EUR 0.5 million which are directly attributable to the acquisition.

Cash outflow on acquisition (in EUR millions):

Cash paid (net of contractual adjustment and including transaction costs)	65.5
Net cash acquired with the subsidiary	-1.2

Net cash outflow	64.3

The goodwill recognized is attributed to the expected synergies, acquired customer base and other benefits from combining the assets and retail activities of Plus Hellas with those of the Group.

From the date of acquisition, Plus Hellas has contributed approximately EUR 36.0 million to the Group’s 2008 revenues and EUR -6.3 million to the Group’s net profit for the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 23.5 million.

Plus Hellas applied Greek Generally Accepted Accounting Principles (“Greek GAAP”) before the acquisition by the Group. Consequently, the carrying values of assets and liabilities just before the acquisition, as well as the estimated full year impact on Group’s consolidated results, have not been disclosed here, as no IFRS information is available and it would have been impractical to estimate these amounts.

Acquisition of La Fourmi

On September 1, 2008, Delhaize Group acquired 100% of the shares and voting rights of La Fourmi, which operates 14 supermarkets in Bucharest (of which four are owned). These supermarkets are in the process of being integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price for 100% of the shares of La Fourmi was EUR 18.6 million, subsequently being adjusted to EUR 11.8 million, based on the contract terms. The provisional fair values of the identifiable assets and liabilities of La Fourmi as of the acquisition date (September 1, 2008) were:

(in EUR millions)	Provisional fair values recognized on acquisition
Intangible assets	2.9
Property, plant and equipment	7.4
Inventories	0.7
Receivables and other assets	1.5
Cash and cash equivalents	0.4

12.9

Non-current liabilities	(2.0)
Accounts payable	(6.9)
Other current liabilities	(3.0)

Net assets	1.0
Goodwill arising on acquisition	11.0

Total acquisition cost	12.0

The total acquisition costs of EUR 12.0 million comprise a cash payment of EUR 11.8 million and transaction costs of EUR 0.2 million, which are directly attributable to the acquisition.

Cash outflow on acquisition (in EUR millions):

Cash paid (net of contractual adjustment and including transaction costs)	12.0
Net cash acquired with the subsidiary	(0.4)

Net cash outflow	11.6

Delhaize Group is in the process of performing the purchase price allocation and expects to finalize the initial accounting by the end of the second quarter of 2009, but expects no material adjustments. The provisional goodwill is attributed to strategic and location-related advantages, as well as to the acquisition of the customer base of the La Fourmi stores.

From the date of acquisition, stores of the former La Fourmi Group have contributed approximately EUR 6.4 million to the 2008 Group revenues and EUR -0.2 million to the Group’s net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 19.6 million.

La Fourmi’s carrying values of assets and liabilities just before the acquisition as well as the estimated full year’s impact on the Group’s consolidated profit or loss have not been disclosed here, as the La Fourmi Group previously applied Romanian Generally Accepted Accounting Principles (“Romanian GAAP”) and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

Acquisition of additional minority interests in Alfa-Beta Vassilopoulos S.A.

During the 4th quarter of 2008, the Group acquired, in various steps, an additional interest of 3.95% in Alfa-Beta for a total amount of EUR 11.9 million in cash. These share purchases increased the ownership and voting rights of Delhaize Group from 61.28% to 65.23%. In accordance with the accounting policies of Delhaize Group, the difference between the consideration paid and the book value of the share of the net assets acquired has been recognized in goodwill and amounts to EUR 6.7 million.

Income Statement

Other Operating Income

4th Q 2008	4th Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
7.8	7.2	Rental income	28.2	27.8
3.5	5.4	Income from recycling activities	17.8	20.6
3.9	4.5	Services rendered to suppliers	14.1	14.7
0.4	1.7	Sale of businesses	3.7	11.0
3.8	8.4	Gain on sale of property, plant and equipment	12.3	11.2
0.8	0.4	Services rendered to wholesale customers	2.9	2.1
1.0	0.8	Return check services	3.5	3.6
7.0	7.2	Other	13.1	16.8

28.2	35.6	Total	95.6	107.8

Other Operating Expenses

4th Q 2008	4th Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
(12.1)	(7.2)	Store closing and restructuring expenses	(17.3)	(11.4)
(20.9)	(13.4)	Impairment	(20.4)	(15.1)
(3.2)	(2.5)	Loss of sale of property, plant and equipment	(7.6)	(10.0)
(2.9)	(1.2)	Other	(4.6)	—

(39.1)	(24.3)	Total	(49.9)	(36.5)

Balance Sheet and Cash Flow Statement

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2008	3,627.3	48.7	3,676.0

Net income (expense) recognized directly in equity	172.5	0.3	172.8
Net profit	467.1	12.2	479.3

Total recognized income and expense for the period	639.6	12.5	652.1

Capital increases	15.3	—	15.3
Treasury shares purchased	(5.6)	—	(5.6)
Treasury shares sold upon exercise of employee stock options	1.2	—	1.2
Tax payment for restricted shares vested	(9.2)	—	(9.2)
Tax defiency on employee stock options and restricted shares	(2.4)	—	(2.4)
Share-based compensation expense	20.8	0.1	20.9
Dividends declared	(143.5)	(4.4)	(147.9)
Purchase of minority interests	—	(5.3)	(5.3)

Balances at December 31, 2008	4,143.5	51.6	4,195.1

Shares issued	100,583,284
Treasury shares	914,716
Shares outstanding	99,668,568

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2007	3,525.2	36.2	3,561.4

Net income (expense) recognized directly in equity	(368.9)	0.5	(368.4)
Net profit	410.1	14.4	424.5

Total recognized income and expense for the period	41.2	14.9	56.1

Capital increases	56.6	—	56.6
Conversion of convertible bonds	125.6	—	125.6
Treasury shares purchased	(35.5)	—	(35.5)
Treasury shares sold upon exercise of employee stock options	12.3	—	12.3
Tax payment for restricted shares vested	(3.7)	—	(3.7)
Excess tax benefit on employee stock options and restricted shares	13.9	—	13.9
Share-based compensation expense	22.1	—	22.1
Dividends declared	(130.4)	(2.4)	(132.8)

Balances at December 31, 2007	3,627.3	48.7	3,676.0

Shares issued	100,280,507
Treasury shares	938,949
Shares outstanding	99,341,558

Issuance and Repurchase of Equity Securities

In the 4th quarter of 2008, Delhaize Group issued 302,777 new shares, purchased 25,000 of its own shares, and used 10,756 of its treasury shares. In the year 2008, Delhaize Group issued 302,777 new shares, purchased 123,317 of its own shares, and used 147,550 of its treasury shares. Delhaize Group owned 914,716 treasury shares at the end of December 2008.

Dividends

On May 22, 2008, Delhaize Group’s shareholders approved the distribution of a EUR 1.44 gross dividend for 2007. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.08 per share. The 2007 dividend was payable to owners of ordinary shares as of May 30, 2008 and to owners of Delhaize Group ADRs as of June 11, 2008.

Issuance, Repurchases and Repayments of Debt

•	In May 2008, Alfa-Beta issued a 5-year EUR 80.0 million bond with a 5.1% coupon rate.

•	In May 2008, Delhaize Group repaid EUR 100.0 million bonds with a 8.0% coupon rate.

Property, Plant and Equipment

During 2008, Delhaize Group added EUR 702.8 million in property, plant and equipment, including EUR 53.1 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 15.9 million.

In the fourth quarter of 2008, an impairment charge of EUR 24.4 million was recorded primarily related to Sweetbay (EUR 19.6 million) and Delhaize Germany (EUR 5.5 million).

Related-Party Transactions

In June 2008, an aggregate number of 176,400 stock options and warrants and 37,546 restricted shares were granted to members of the Executive Management.

Contingencies

In February 2008, Delhaize Group became aware of an illegal data intrusion into Hannaford’s computer network that resulted in the theft of credit card and debit card number information of Hannaford and Sweetbay customers. Also affected are certain, independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. Delhaize Group believes that this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses was accessed or obtained. Various litigations and claims have been filed against Hannaford and affiliates on behalf of customers and others seeking damages and other related relief allegedly arising out of the data intrusion. Hannaford intends to defend such litigation and claims vigorously although it cannot predict the outcome of such matters. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

Share-based Payments

In May 2008, Delhaize Group granted 466,820 restricted stock unit awards and 531,393 warrants to associates of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards is USD 74.76 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 74.76, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per option is USD 14.35 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.40%
Expected volatility	25.70%
Risk-free interest rate	3.18%
Expected term in years	3.9

During 2008, Delhaize Group issued 237,291 stock options to associates of its non-U.S. operating companies, at an exercise price of EUR 49.25. The options will vest after a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated on the basis of the weighted average share price over the acceptance period and amounts to EUR 7.38. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.45%
Expected volatility	27.10%
Risk-free interest rate	4.30%
Expected term in years	5.0

Key Events After Balance Sheet Closing Date

On January 2, 2009, Delhaize Group entered into an agreement to integrate two of its affiliated stores, based in Luxembourg, into its Group operated sales network. The purchase price is EUR 25 million, subject to contractual adjustments.

In January 2009, Delhaize Group issued USD 300 million Senior Notes at 99.667% of their principal value. The Notes bear an annual interest rate of 5.875% and mature in 2014. The proceeds of the issuance will be used for general corporate purposes including the repayment of maturing debt.

OTHER FINANCIAL AND OPERATING INFORMATION (unaudited)

Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

Number of Stores

	End of 2007	End of 3rd Q 2008	Change 2008		End of 2008		End of 2009 Planned
United States	1,570	1,577	+24	(1)	1,594		1,605-1,610(2)
Belgium	738	759	+37		775	(3)	800-805
Greece	159	195	+42		201	(4)	217
Romania	22	38	+18		40	(5)	48
Indonesia	56	61	+7		63		74

Total	2,545	2,630	+128		2,673		2,744-2,754

(1)	Including the opening or acquisition of 37 new stores, the closing of 6 stores that were relocated and the closing of 7 other stores.
(2)	In 2009, Delhaize Group expects to open 38 to 43 new supermarkets in the U.S. The Group plans to close 7 stores to be relocated and 20 other stores. This will result in a net increase of 11 to 16 stores to a total number of 1,605 to 1,610 stores at the end of 2009.
(3)	Including 40 stores in the Grand-Duchy of Luxembourg and 4 stores in Germany which will be disposed in 2009.
(4)	Including 29 Plus Hellas stores.
(5)	Including 14 La Fourmi stores.

Organic Revenue Growth Reconciliation

4th Q 2008	4th Q 2007	% Change	(in millions of EUR)	YTD 2008	YTD 2007	% Change
5,417.4	4,677.4	15.8%	Revenues	19,023.8	18,943.4	0.4%
(258.7)	—		Effect of exchange rates	980.5
5,158.7	4,677.4	10.3%	Revenues at identical exchange rates	20,004.3	18,943.4	5.6%
—	—		Divestitures	—	(47.4)
(23.1)	—		Acquisitions	(43.0)	—
(276.8)			53rd sales week in the U.S.	(276.8)
4,858.8	4,677.4	3.9%	Organic sales growth	19,684.5	18,896.0	4.2%

Free Cash Flow Reconciliation

4th Q 2008	4th Q 2007	(in millions of EUR)	YTD 2008	YTD 2007
230.7	215.0	Net cash provided by operating activities	927.1	932.3
(221.9)	(241.7)	Net cash used in investing activities	(770.2)	(629.8)
(5.9)	10.4	Net investment in debt securities	(6.9)	24.2

2.9	(16.3)	Free cash flow	150.0	326.7

Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	December 31, 2008	December 31, 2007
Non-current financial liabilities	2,408.9	2,507.6
Current financial liabilities	522.5	189.4
Derivative liabilities	—	1.1
Derivative assets	(57.4)	(52.8)
Investment in securities - non-current	(123.3)	(116.2)
Investment in securities - current	(27.7)	(36.2)
Cash and cash equivalents	(320.1)	(248.9)

Net debt	2,402.9	2,244.0
Net debt to equity ratio	57.3%	61.0%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	4th Q 2008			4th Q 2007	2008/2007
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5,417.4	(258.7)	5,158.7	4,677.4	15.8%	10.3%
Operating profit	288.7	(11.9)	276.8	243.0	18.8%	13.9%
Net profit from continuing operations	163.4	(5.2)	158.2	121.2	34.8%	30.5%
Basic EPS from continuing operations	1.59	(0.06)	1.53	1.17	35.9%	30.8%
Net profit (Group share)	149.0	(4.5)	144.5	114.1	30.5%	26.6%
Basic earnings per share	1.50	(0.05)	1.45	1.15	30.4%	25.9%
Free cash flow	(2.9)	(5.8)	(8.7)	(16.3)	N/A	N/A

(in millions of EUR, except per share amounts)	YTD 2008			YTD 2007	2008/2007
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	19,023.8	980.5	20,004.3	18,943.4	0.4%	5.6%
Operating profit	904.1	53.2	957.3	937.2	-3.5%	2.1%
Net profit from continuing operations	485.4	25.6	511.0	400.5	21.2%	27.6%
Basic EPS from continuing operations	4.76	0.26	5.02	3.95	20.5%	27.1%
Net profit (Group share)	467.1	24.5	491.6	410.1	13.9%	19.9%
Basic earnings per share	4.70	0.25	4.95	4.20	11.9%	17.9%
Free cash flow	150.0	12.7	162.7	326.7	-54.1%	-50.2%

(in millions of EUR)	December 31, 2008			December 31, 2007	Change
Net debt	2,402.9	(52.6)	2,350.3	2,244.0	7.1%	4.7%

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a)	these condensed consolidated financial statements for the year ending December 31, 2008 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b)	the summary financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in fiscal year 2008 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, March 11, 2009

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

The statutory auditor, Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Philip Maeyaert, confirmed on March 11, 2009, that the audit opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2008, is unqualified. The annual financial information included in this press release is in accordance with the annual financial statements authorized for issue by the Board of Directors on March 11, 2009.

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on pages 56 through 59 of the 2007 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2007 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 17, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President